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                          June 9, 2023

       Daniel Peisert
       President and Chief Executive Officer
       Assertio Holdings, Inc.
       100 South Saunders Rd., Suite 300
       Lake Forest, IL 60045

                                                        Re: Assertio Holdings,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed June 2, 2023
                                                            File No. 333-272355

       Dear Daniel Peisert:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Doris
Stacey Gama at 202-551-3188 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jonathan Sarna, Esq.